SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 14)

PERRY ELLIS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

868610106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 868610106

1	NAMES OF REPORTING PERSONS Oscar Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 2,042,804
6 SHARED VOTING POWER 46,500
7 SOLE DISPOSITIVE POWER 2,042,804
8 SHARED DISPOSITIVE POWER 46,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,089,304(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.5%(2)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents (a) 46,500 shares of common stock owned jointly by Mr. Feldenkreis and his spouse; (b) 1,225,304 shares of common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner; (c) 375,000 restricted shares of common stock; and (d) (i) 150,000 shares of common stock purchasable upon exercise of stock options expiring on April 22, 2009 with an exercise price of $5.873 per share, (ii) 225,000 shares of common stock purchasable upon exercise of stock option expiring on December 4, 2012 with an exercise price of $9.50 per share, and (iii) 67,500 shares of common stock purchasable upon exercise of a stock option expiring on March 3, 2014 with an exercise price of $16.593 per share. The closing stock price of the Company’s common stock on February 5, 2009 was $3.93 per share. This number excludes shares of common stock owned by the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the reporting person is an officer and director.
(2)	Calculated on the basis of 15,088,439 shares of common stock outstanding on December 5, 2008.

Item 1	(a).	Name of Issuer:

Perry Ellis International, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3000 N.W. 107th Avenue, Miami, Florida 33172

Item 2	(a).	Name of Person Filing:

Oscar Feldenkreis

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3000 N.W. 107th Avenue, Miami, Florida 33172

Item 2	(c).	Citizenship:

U.S.A.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.01 Par Value

Item 2	(e).	CUSIP Number:

868610106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a) Amount Beneficially Owned:

2,089,304(1) shares.

(b) Percent of Class:

13.5%(2)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,042,804

(ii) shared power to vote or to direct the vote:

46,500

(iii) sole power to dispose or to direct the disposition of:

2,042,084

(iv) shared power to dispose or to direct disposition of:

46,500

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

(1)	Represents (a) 46,500 shares of common stock owned jointly by Mr. Feldenkreis and his spouse; (b) 1,225,304 shares of common stock held by a limited partnership of which Mr. Feldenkreis is the sole shareholder of the general partner and the sole limited partner; (c) 375,000 restricted shares of common stock; and (d) (i) 150,000 shares of common stock purchasable upon exercise of stock options expiring on April 22, 2009 with an exercise price of $5.873 per share, (ii) 225,000 shares of common stock purchasable upon exercise of stock option expiring on December 4, 2012 with an exercise price of $9.50 per share, and (iii) 67,500 shares of common stock purchasable upon exercise of a stock option expiring on March 3, 2014 with an exercise price of $16.593 per share. The closing stock price of the Company’s common stock on February 5, 2009 was $3.93 per share. This number excludes shares of common stock owned by the Feldenkreis Family Foundation, Inc., a Florida not-for-profit corporation that is tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the reporting person is an officer and director.
(2)	Calculated on the basis of 15,088,439 shares of common stock outstanding on December 5, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2009	/s/ Oscar Feldenkreis
Oscar Feldenkreis